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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811- 06114				Date examination completed: August 31, 2007

2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement: American Performance Funds

4. Address of principal executive office (number, street, city, state, zip code): Citi Fund Services 3435 Stelzer Road, Columbus, OH 43219 - 8001

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (10-03)

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

American Performance Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that American Performance Funds (individually, U.S. Treasury Fund, Cash Management Fund, Tax-Free Money Market Fund, Intermediate Tax-Free Bond Fund, Short-Term Income Fund, Intermediate Bond Fund, Bond Fund, Balanced Fund and U.S. Tax-Efficient Large Cap Equity Fund) (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) under rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August 31, 2007. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2007, and with respect to agreement of security purchases and sales, for the period from June 30, 2007 (the date of our last examination) through August 31, 2007:

1.	Confirmation of all securities held as of August 31, 2007 by institutions in book entry form by the Federal Reserve Bank and Bank of New York, without prior notice to management;

2.	Verification of all securities purchased/sold but not received/delivered and securities in transit as of August 31, 2007 via examination of the underlying trade ticket or broker confirmation;

3.	Reconciliation of all such securities to the books and records of the Funds and Bank of Oklahoma N.A. (Bank of Oklahoma);

4.	Confirmation of all repurchase agreements as of August 31, 2007 with brokers/banks and agreement of underlying collateral with Bank of Oklahoma’s records; and

5.	Agreement of 15 security purchases and 15 security sales since June 30, 2007, from the books and records of the Funds to trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2007, and for the period from June 30, 2007 through August 31, 2007, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio

October 26, 2007

American Performance Funds

3435 Stelzer Road

Columbus, Ohio 43219

October 26, 2007

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

We, as members of management of American Performance Funds - U.S. Treasury Fund, Cash Management Fund, Tax-Free Money Market Fund, Intermediate Tax-Free Bond Fund, Short-Term Income Fund, Intermediate Bond Fund, Bond Fund, Balanced Fund and U.S. Tax-Efficient Large Cap Equity Fund (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2007, and from June 30, 2007 through August 31, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2007, and from June 30, 2007 through August 31, 2007, with respect to securities reflected in the investment accounts of the Funds.

American Performance Funds

By:	/s/ Trent Statczar
Trent Statczar
Treasurer

American Performance Funds

3435 Stelzer Road

Columbus, Ohio 43219

October 26, 2007

KPMG LLP

191 West Nationwide Blvd.

Suite 500

Columbus, Ohio 43215

We are writing at your request to confirm our understanding that your examination of our assertion related to American Performance Funds’ – U.S. Treasury Fund, Cash Management Fund, Tax-Free Money Market Fund, Intermediate Tax-Free Bond Fund, Short-Term Income Fund, Intermediate Bond Fund, Bond Fund, Balanced Fund and U.S. Tax-Efficient Large Cap Equity Fund) (collectively, the Funds) compliance with subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940 as of August 31, 2007 and from June 30, 2007 through August 31, 2007, with respect to securities reflected in the investment accounts of the Funds, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1.	Management has performed an evaluation of the Funds’ compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

2.	Management believes that, as of August 31, 2007 and from June 30, 2007 through August 30, 2007, the Funds were in compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management’s responsibility for compliance with rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

/s/ Trent Statczar
Trent Statczar
Treasurer